SEC FILE NUMBER 001-14862
CUSIP NUMBER 105532105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):     ☐ Form 10-K    ☒   Form 20-F    ☐  Form 11-K    ☐  Form 10-Q    ☐  Form 10-D
                        ☐  Form N-SAR           ☐  Form N-CSR

For Period Ended:          December 31, 2017

☐      Transition Report on Form 10-K

☐      Transition Report on Form 20-F

☐      Transition Report on Form 11-K

☐      Transition Report on Form 10-Q

☐      Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I ─ REGISTRANT INFORMATION

         Braskem S.A.
Full Name of Registrant

          N/A
Former Name if Applicable

         Rua Lemos Monteiro, 120 - 24° andar
Address of Principal Executive Office (Street and Number)

        Butantã, São Paulo—SP, Brazil  05501-050
City, State and Zip Code

Americas 91228881 (2K)

PART II ─ RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

            (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒       (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III ─ NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Braskem S.A. (the “Company”) is unable to file its Annual Report on Form 20-F for the period ended December 31, 2017 (the “Form 20-F”) within the prescribed time period because additional procedures and analysis on its internal processes and controls are still been conducted by the Company and cannot be completed by the prescribed due date without unreasonable effort or expense.  The Company is continuing to use its best efforts to conclude the referred procedures as soon as possible.

As of the date of filing of this Form, the Company has concluded that, while there may be changes to the Company’s audited financial statements as of and for the year ended December 31, 2017 (prepared in accordance with IFRS as issued by the IASB and audited under Brazilian and international standards) that were furnished to the Commission on Form 6-K on March 29, 2018 (the “2017 Brazilian Financial Statements”), such changes are not expected to be material.

This release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

PART IV ─ OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

         Pedro van Langendonck Teixeira de Freitas         011-55-11                                                    3576-9000

                                      (Name)                                              (Area Code)                                        (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   Yes ☒  No  ☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                                                                                    Yes ☒  No ☐

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please refer to the 2017 Brazilian Financial Statements and related earnings statements furnished to the Commission on Form 6-K on March 29, 2018.

Americas 91228881 (2K)	-2-

                                                                                        Braskem S.A.

                                                                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     May 1, 2018                                     By:  /s/ Pedro van Langendonck Teixeira de Fretias

                                                                                Name: Pedro van Langendonck Teixeira de Freitas

                                                                                Title:   Chief Financial Officer

Americas 91228881 (2K)	-3-